SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.          5            )

                                                        Ohio Valley Banc Corp.
(Name of Issuer)

                                                               Common Stock
(Title of Class of Securities)

                                                                  677719106
(CUSIP Number)

                                                        December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 677719106	13G/A

1	NAMES OF REPORTING PERSONS Ohio Valley Banc Corp. Employees' Stock Ownership Plan and Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER -0-
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 361,584
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,584
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.69%
12	TYPE OF REPORTING PERSON* EP

CUSIP No. 677719106	13G/A

1	NAMES OF REPORTING PERSONS The Ohio Valley Bank Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF	5	SOLE VOTING POWER 4,294
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER -0-
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 4,294
	8	SHARED DISPOSITIVE POWER 361,584
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,878
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.78%
12	TYPE OF REPORTING PERSON* BK

Item 1(a).	Name of Issuer:

Ohio Valley Banc Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

420 Third Avenue P.O. Box 240 Gallipolis, OH 45631
Item 2(a).	Name of Person Filing:

Ohio Valley Banc Corp. Employees' Stock Ownership Plan and Trust The Ohio Valley Bank Company

Item 2(b).	Address of Principal Business Office or, if none,
Residence: 420 Third Avenue P.O. Box 240 Gallipolis, OH 45631

Item 2(c).	Citizenship:

The Ohio Valley Banc Corp. Employees' Stock Ownership Plan and Trust was formed, and The Ohio Valley Bank Company was incorporated, under the laws of the State of Ohio.
Item 2(d).	Title and Class of Securities: Common Shares

Item 2(e).	CUSIP Number 677719106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a) [ ]	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b) [ x ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[ ]	An investment adviser in accordance with § 240.13d‑1(b)(1)(ii)(E).
	(f)	[ x ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	[ ]	A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)
	(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

The Ohio Valley Banc Corp. Employees' Stock Ownership Plan and Trust

	(a)	Amount Beneficially Owned:
361,584
	(b)	Percent of Class:
7.69%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote: -0-

	(ii)	shared power to vote or to direct the vote: -0-

	(iii)	sole power to dispose or to direct the disposition of: -0-

	(iv)	shared power to dispose or to direct the disposition of: 361,584

The Ohio Valley Bank Company

(a)	Amount Beneficially Owned:
365,878
(b)	Percent of Class:
7.78%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote: 4,294

	(ii)	shared power to vote or to direct the vote: -0-

	(iii)	sole power to dispose or to direct the disposition of: 4,294

	(iv)	shared power to dispose or to direct the disposition of: 361,584

At December 31, 2017, there were 361,584 common shares of Ohio Valley Banc Corp. owned by the Ohio Valley Banc Corp. Employees' Stock Ownership Plan and Trust (the "Plan").  As of July 3, 2015, The Ohio Valley Bank Company was appointed trustee of the plan and David W. Thomas was removed as trustee of the plan.  Under the terms of the Plan and applicable law, the trustee votes all shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated.  With respect to unallocated shares and allocated shares with respect to which no instructions have been received, the trustee shall vote such shares in the trustee's discretion.  As of December 31, 2017, all 361,584 shares in the Plan were allocated to the accounts of plan participants.

The trustee has limited power to dispose of the Plan shares, as set forth in the Plan, such as in order to pay participants or to diversify accounts at participant direction or if no funds are otherwise provided to pay expenses of the Plan, or as may be required by law to fulfill the trustee's fiduciary duty.  The trustee is directed by the Plan to invest Plan assets primarily in shares of Ohio Valley Banc Corp.

The Bank still holds shares as trustee of various other trusts.

Item 5.	Ownership of Five Percent or Less of a Class:

Inapplicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

December 31, 2017

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Inapplicable

Item 8.	Identification and Classification of Members of the Group:

Inapplicable

Item 9.	Notice of Dissolution of Group:

Inapplicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OHIO VALLEY BANC CORP.
EMPLOYEES' STOCK OWNERSHIP PLAN AND TRUST

	By:	The Ohio Valley Bank Company, Trustee

January 26, 2018	By:	/s/ Richard D. Scott – VP, Trust
Date		Richard D. Scott – VP, Trust

	By:	THE OHIO VALLEY BANK COMPANY

January 26, 2018	By:	/s/ Scott W. Shockey - CFO
Date		Scott W. Shockey - CFO

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that the Schedule 13G/A being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Ohio Valley Banc Corp., an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.

OHIO VALLEY BANC CORP.
EMPLOYEES' STOCK OWNERSHIP PLAN AND TRUST

	By:	The Ohio Valley Bank Company, Trustee

January 26, 2018	By:	/s/ Richard D. Scott – VP, Trust
Date		Richard D. Scott – VP, Trust

	By:	THE OHIO VALLEY BANK COMPANY

January 26, 2018	By:	/s/ Scott W. Shockey - CFO
Date		Scott W. Shockey - CFO